July 26, 2007

Mr. James Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street NE
Washington, D.C. 20549

Re:  File Number 001-02189

Dear Mr. Rosenberg:

In reply to Mary Mast’s verbal comments on July 17, 2007, we have enclosed our response on the attachment to this letter.

Very truly yours,

/s/ Thomas C. Freyman
Thomas C. Freyman
Executive Vice President, Finance
and Chief Financial Officer

Enclosure

We have read your response to Comment two.  We do not believe that at the time of acquisition you can determine that the amounts that may be paid to Boston Scientific as a result of FDA approval are goodwill.  It appears based on paragraph 27 of SFAS No. 141 that the amounts that may be paid as a result of a contingency would be considered a cost of the entity.  That guidance does not indicate that those amounts would be goodwill.  It appears that the amounts paid in connection with FDA approval would have some value i.e., the marketing of a drug and thus that intangible asset would be amortizable.

Response:

We will prospectively disclose that the accounting for the contingent payments will be as additional cost of the entity.  We will determine the appropriate accounting at the time of payment.

As a point of clarification, Abbott negotiated the purchase of its portion of the Guidant business with Boston Scientific, who was negotiating directly with Guidant to acquire the outstanding stock of Guidant.  However, the acquisition contracts called for Abbott to acquire its portion of the Guidant business from Guidant just prior to Boston Scientific acquiring the stock of Guidant.  The purchase contracts included the contingent payments in two contracts—a contract between Abbott and Guidant and the contract between Abbott and Boston Scientific.  However, we did not negotiate the terms under which we would acquire our portion of the Guidant business with Guidant.  We negotiated solely with Boston Scientific, and the contingent payment terms resulted from the negotiations with Boston Scientific for the acquisition of Abbott’s portion of the Guidant business.

In our next periodic filing, We will include the following disclosures.

Note 4 — Business Acquisitions

On April 21, 2006, Abbott acquired Guidant’s vascular intervention and endovascular solutions businesses for approximately $4.1 billion, in cash, in connection with Boston Scientific’s acquisition of Guidant.  In addition, Abbott will also pay to Boston Scientific $250 million each upon government approvals to market the Xience V drug-eluting stent in the U.S. and in Japan.  Each $250 million payment will result in additional consideration for the acquisition of Guidant’s vascular intervention and endovascular solutions businesses.  The allocation of the purchase price as of June 30, 2006 resulted in a charge of $452 million in the second quarter of 2006 for acquired in-process research and development, intangible assets of $1.2 billion, goodwill (primarily deductible) of $1.8 billion and tangible net assets of $620 million.